Exhibit 99.1

Medigus: Charging Robotics to Receive Funding from the Israel Innovation Authority for Piloting its Wireless Charging Solution for Automated Parking System

The pilot project in cooperation with Parkomot Ltd., an Israeli APS market leader, is another step towards our vision of wireless charging

Tel Aviv, Israel, Nov. 22, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Charging Robotics Ltd., an innovator in wireless charging solutions and a subsidiary of Fuel Doctor Holdings, Inc., (“FDOC”) a Delaware corporation listed on the OTC Market (66.84% owned by Medigus), received approval for funding from the Israel Innovation Authority for a pilot project that includes installing and demonstrating its solution for wireless charging of electric vehicles (EVs) in automated parking systems. The system will be installed and tested in an automated parking system that was installed by Parkomot and meets a growing need for charging EVs in automated parking systems, where drivers aren’t able to connect a charging plug to the EV socket. The total approved budget for this project is approximately NIS 1.2 million ($445,000), of which the Israel Innovation Authority will finance 50%.

The approval for the funding, provided by the Israel Innovation Authority, was received after a rigorous due diligence process regarding the technology, the market, the competitive landscape and Charging Robotics’ team. The Israeli Innovation Authority provides support for Israeli companies with cutting edge technologies which answer needs in large markets. One of the acceptance criteria for this project was its alignment with the Israeli Ministry of Energy’s needs, so the due diligence process was conducted by Israel Innovation Authority project officers as well as subject matter experts from the Israeli Ministry of Energy. The Israeli Ministry of Energy promotes technologies relating to electric transportation and found this project in alignment with the goals for EV market adoption.

About Charging Robotics

Charging Robotics is developing various automatic wireless charging solutions such as robotic and stationary charging systems for electric vehicles. Robotic solutions are intended to offer the driver the ability to initiate charging by use of a simple smartphone app so that an autonomous robot will navigate under the vehicle and charge it. Stationary systems offer various solutions for example in automatic car parks allowing to charge EVs in places where drivers can’t connect plugs to sockets. For further information, visit: https://www.chargingrobotics.com/

About Parkomot

Parkomot, a subsidiary of Comtal Technologies and Engineering Group, is a market leader in automatic parking systems in Israel. Parkomot represents the South Korean manufacturer Dong Yang Park, one of the world’s leading manufacturers in this field. For further information, visit: https://parkomot.com

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd.. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com